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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-effective Amendment No. 1 to
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

LITTLE SIOUX CORN PROCESSORS, L.L.C.
(Name of Small Business Issuer in its charter)

IOWA (State or other jurisdiction of incorporation or organization)	EIN 42-1510421 (IRS Employer Identification No.)
4808 F Avenue, Marcus, IA 50135 (Address of principal executive offices)
(712) 376-2800 or (866) 436-2676 (toll free) (Issuer's Telephone Number)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

CLASS A
LIMITED LIABILITY COMPANY
MEMBERSHIP INTERESTS
(Title of Class)

Pre-effective Amendment No. 1 to Form 10-SB
Dated May 1, 2003

LITTLE SIOUX CORN PROCESSORS, L.L.C.

CLASS A LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS

        The occurrence of a drafting error in the filing of our registration statement on Form 10-SB has required us to submit Pre-effective Amendment No. 1 to our Form 10-SB. Pre-effective Amendment No. 1 removes pages F-15 and F-16 from Part F/S of Form 10-SB, as originally filed, and inserts new pages F-15 and F-16 as contained in this Pre-effective Amendment No. 1. In all other respects, our Form 10-SB, is accurate as originally filed.

3.    CONSTRUCTION IN PROGRESS

        Amounts included in construction in progress as of December, 31 are as follows:

	2002	2001
Construction costs	$41,349,796	$3,277,824
Capitalized interest	391,695
Insurance and other costs	58,829

	$41,800,320	$3,277,824

        Included in construction payables is $2,273,200 retained until completion of the project. The Company capitalizes interest during the construction period and all interest incurred in 2002 was capitalized.

4.    LONG-TERM DEBT

        Long-term debt consists of the following:

	March 31 2003	December 31 2002	December 31 2001
	(Unaudited)	(Audited)	(Audited)
Note payable to bank, principal and interest are due and payable on demand or July 30, 2003, interest is charged at 7.00%, secured by real estate, subordinate to the construction note	$350,000	$600,000
Note payable to bank, principal and interest are due and payable on demand or March 4, 2004, interest is charged at 7.00%, secured by real estate, subordinate to the construction note	150,000	150,000

Totals carried forward	$500,000	$750,000

F-15

	March 31 2003	December 31 2002	December 31 2001
	(Unaudited)	(Audited)	(Audited)
Total brought forward	$500,000	$750,000
Note payable to agricultural development agency, principal and interest are due and payable on July 30, 2004, no interest rate is charged as long as the note is repaid by June 30, 2004, thereafter, interest will retroactively accrue at the prime rate, secured by a general security agreement covering substantially all assets, subordinate to construction note	50,000	50,000
Note payable to related party, principal and interest are due and payable on July 25, 2007, interest is charged at 7.00%, secured by real estate, subordinate to construction note	1,250,000	1,250,000
Construction note payable to bank, see terms below	27,611,003	19,777,003
Construction payable periodically paid by draws from the construction note payable	3,434,882	4,613,505
Capital lease obligations, due in monthly installments initially totaling $6,768 commencing April 1, 2003 including implicit interest between 7.4% and 17.4% through March 1, 2008, secured by leased equipment	361,708	361,910	3,718
Note payable to loan program, due in monthly payments of $3,472 without interest, maturing on January 28, 2009, secured by real estate, subordinated to construction note	243,056
Note payable to bank, due in monthly payments of $5,921 including interest at 6%, maturing on January 28, 2009, secured by real estate, subordinated to construction note	244,079
Note payable to bank, balloon payment due March 2, 2004, interest payable annually at 8.25%, secured by real estate, repaid in 2002			161,000

Totals	33,694,728	26,802,418	161,000
Less amounts due within one year	1,832,208	1,743,201	725

Net long-term debt	$31,862,520	$25,059,217	$163,993

        The Company obtained debt financing from a lending institution in the form of a construction and term loan and an operating line of credit. The construction loan provides the lesser of 60% of the total cost of the project or $31,465,000 with a variable rate during the construction period of 1.0% plus the prime rate, which at December 31, 2002 totaled 5.25%. The construction period is deemed to be the earlier of the first 12 months following the closing date, July 25, 2002, or the completion of construction. The construction loan will convert into a term loan once construction is complete. The term loan will have a five year maturity with payments based on a ten year amortization. The term loan will initially have a variable rate of 1.0% plus the prime rate. The Company must accept a fixed rate option on no less than 50% of the outstanding debt within 90 days following the end of the construction period by entering into a matched funding contract acceptable to the lending institution. The matched funding contract shall provide a 2.5% spread over the applicable funding source. The

F-16

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LITTLE SIOUX CORN PROCESSORS, L.L.C.
Date: May 1, 2003	By:	/s/ DARYL J. HAACK Daryl J. Haack, President

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LITTLE SIOUX CORN PROCESSORS, L.L.C. CLASS A LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS
  3. CONSTRUCTION IN PROGRESS
  4. LONG-TERM DEBT
SIGNATURES